 Exhibit 21.1

Subsidiaries of Internet Patents Corporation

1.	Strategic Concepts Corporation, a California corporation; and

2.	Goldrush Insurance Services, Inc., a California corporation; and

3.	Prism Technologies, LLC, a Nebraska limited liability company, which was acquired by IPC on March 26, 2015.

4.	Strategic Concepts Acquisition Corp., a Delaware corporation